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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.   )*


                                Reading Company
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                                (Name of Issuer)


                              Common Stock Class A
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                         (Title of Class of Securities)

                                   755332509
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                                 (CUSIP Number)

                              Libra Advisors, Inc.
         Ranjan Tandon, 277 Park Avenue, 26th Floor, New York, NY 10017
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                 (Name, Address, and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 12, 1995
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                SCHEDULE 13D

CUSIP NO. 755332509                                     PAGE   OF   PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

        Libra Advisors, Inc.
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS                                                   00
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

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6.     CITIZENSHIP OR PLACE OF ORGANIZATION                        New York
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      NUMBER OF          7. SOLE VOTING POWER                       209,500
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                  209,500
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                              209,500
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                           [ ]

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                4.2%
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14.   TYPE OF REPORTING PERSON                                            CO
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

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                SCHEDULE 13D

CUSIP NO. 755332509                                     PAGE   OF   PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

        Libra Fund, L.P.
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS                                                   WC
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

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6.     CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware
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      NUMBER OF          7. SOLE VOTING POWER                       209,500
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                  209,500
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                              209,500
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                           [ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                4.2%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                            PN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                SCHEDULE 13D

CUSIP NO. 755332509                                     PAGE   OF   PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

        Ranjan Tandon
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS                                                   00
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                            U.S.
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                       209,500
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                  209,500
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                              209,500
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                           [ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                4.2%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                            IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                SCHEDULE 13D

CUSIP NO. 755332509                                     PAGE   OF   PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

        Chandrika Tandon
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS                                                   PF
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                             U.S.
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                        59,000
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                   59,000
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                               59,000
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                           [ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                1.2%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                            IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.









                          SCHEDULE 13D



ITEM 1. SECURITY AND ISSUER

        Securities acquired:    Class A Common Stock ("Class A Common Stock")

        Issuer: Reading Company
                One Penn Square West
                30 South Fifteenth Street, Suite 1300
                Philadelphia, Pennsylvania 19102-4813


ITEM 2. IDENTITY AND BACKGROUND

                (a), (b), (c) and (f) This Schedule 13D is being filed jointly by Libra Fund, L.P., a Delaware limited partnership ("Libra"), Libra Advisors, Inc., a New York corporation and the general partner of Libra ("Advisors"), Ranjan Tandon ("R. Tandon") and Chandrika Tandon ("C. Tandon"). R. Tandon is the sole shareholder and president of Advisors. C. Tandon is the wife of R. Tandon. Libra, Advisors, R. Tandon and C. Tandon are hereinafter sometimes referred to collectively as the "Reporting Persons." The business address of each of Libra, Advisors and R. Tandon is 277 Park Avenue, New York, New York 10017 and the business address of C. Tandon is 277 Park Avenue, 32nd Floor, New York, New York 10017.

                Libra is a private investment fund. Advisors is the general partner of Libra.

                R. Tandon's principal occupation is president of Advisors. C. Tandon's principal occupation is management consultant. R. Tandon and C. Tandon are each United States citizens.

                See Item 5 for information regarding ownership of Common Stock.

                (d) and (e). During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                                       1





ITEM 3. SOURCE AND AMOUNT OF FUNDS

                Libra purchased an aggregate of 209,500 shares of Class A Common Stock for an aggregate purchase price of $2,211,732 using its own funds.
C. Tandon purchased an aggregate of 59,000 shares of Class A Common Stock for an aggregate purchase price of $635,400.

ITEM 4. PURPOSE OF THE TRANSACTION

                All of the shares of Class A Common Stock were acquired for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

                Except for the foregoing and as disclosed below, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                (a) and (b) Libra is the beneficial owner of 209,500 shares of Class A Common Stock, or 4.2% of the outstanding shares of Class A Common Stock.

                Advisors, as general partner of Libra, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 209,500 shares of Class A Common Stock owned by Libra. Accordingly, Advisors may be deemed to be the beneficial owner of such 209,500 shares of Class A Common Stock.

                As the sole shareholder and president of Advisors, R. Tandon may be deemed to have the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 209,500 shares of Class A Common Stock owned by Libra. Accordingly, R. Tandon may be deemed to be the beneficial owner of such 209,500 shares of Class A Common Stock.

                C. Tandon is the beneficial owner of 59,000 shares of Class A Common Stock, or 1.2% of the outstanding shares of Class A Common Stock. C. Tandon has the sole power to vote and to direct the voting of and the power to dispose and direct the disposition of the 59,000 shares of Class A Common Stock owned by her. C. Tandon disclaims beneficial ownership of the shares of Class A Common Stock owned by the other Reporting Persons. Libra, Advisors and R. Tandon each disclaim beneficial ownership of the shares of Class A Common Stock owned by C. Tandon.

                                       2






                The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 4,961,764 outstanding shares of Class A Common Stock of the Issuer as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 1995.

                (c) See Schedule A attached hereto for a list of the transactions executed by Libra with respect to the Class A Common Stock in the past 60 days. All of such transactions were effected in the open market. No other Reporting Person has executed any transactions with respect to the Class A Common Stock in the past 60 days.

                (d)     Not Applicable

                (e)     Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                On October 7, 1995, the Issuer waived (for a period of six months) the transfer restrictions imposed by the provisions of the Class A Common Stock to the extent necessary to permit Libra and related accounts to acquire up to 7% (348,135 shares) of Class A Common Stock and or Common Stock of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

                Exhibit A. Waiver of Reading Corporation

                Exhibit B. Agreement of Joint Filing

                                       3






SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                LIBRA FUNDS, L.P.

                                                By: LIBRA ADVISORS, INC.,
                                                      its General Partner


                                                By:  /s/ Ranjan Tandon
                                                     -------------------------
                                                     Name: Ranjan Tandon
                                                     Title: President


                                                LIBRA ADVISORS, INC.


                                                By:  /s/ Ranjan Tandon
                                                     -------------------------
                                                     Name: Ranjan Tandon
                                                     Title: President


                                                /s/ Ranjan Tandon
                                                -----------------------------
                                                RANJAN TANDON


                                                /s/ Chandrika Tandon
                                                -----------------------------
                                                CHANDRIKA TANDON







Dated: December 29, 1995

                                       4





                                 [LETTERHEAD]

                                                October 17, 1995

Mr. Ranjan Tandon
Libra Advisors, Inc.
277 Park Avenue
26th Floor
New York, NY 10017

Dear Ranjan:

        Confirming our telephone conversation, on October 6, 1995 Reading Company's Board of Directors waived the transfer restrictions imposed by the provisions of the Company's Class A Common Stock to the extent necessary to permit Libra Fund LP and related accounts to acquire up to 7% (348,135 shares) of Class A Common Stock and or Common Stock. This waiver will apply for a period of six months from the date hereof. In the event that you elect not to exercise your right to acquire the additional shares, we would appreciate your advising us accordingly.

        Please let me know should you have any questions relating to this matter. Best regards.

                                        Very truly yours,


                                        /s/ James A. Wunderle
                                        ----------------------------
                                        James A. Wunderle
                                        Executive Vice President
                                        and Chief Operating Officer

JAW:cew









Exhibit B

                    AGREEMENT OF JOINT FILING


                In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) of a statement on Schedule 13D or any amendments thereto, with respect to the Class A Common Stock of Reading Company, and that this Agreement be included as an Exhibit to such filing.

                This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

                IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 29th day of December, 1995.

                                                LIBRA FUNDS, L.P.

                                                By: LIBRA ADVISORS, INC.,
                                                      its General Partner


                                                By:  /s/ Ranjan Tandon
                                                     -------------------------
                                                     Name: Ranjan Tandon
                                                     Title: President


                                                LIBRA ADVISORS, INC.


                                                By:  /s/ Ranjan Tandon
                                                     -------------------------
                                                     Name: Ranjan Tandon
                                                     Title: President


                                                /s/ Ranjan Tandon
                                                -------------------------
                                                RANJAN TANDON


                                                /s/ Chandrika Tandon
                                                -------------------------
                                                CHANDRIKA TANDON


                                       5







                                                        Schedule A

RDGCA purchased for:

LIBRA Fund

  Date          Shares          Price            Total
--------        ------          ------          -------
10/12/95        10,000          8.9375           83,375
10/23/95           500          8.8000            4,400
10/24/95         7,500          9.1250           68,438
 11/9/95         3,000          9.0600           27,180
11/10/95         6,300          9.0600           57,078
11/13/95         2,500          9.0600           22,650
11/28/95         2,000          9.0600           18,120
 12/8/95         2,000          9.0600           18,120
12/12/95         4,000          9.4375           37,750
12/27/95         1,500          9.1250           13,688
12/27/95         2,000          9.0600           18,120
12/28/95        11,200          9.0600          101,472
12/29/95         2,000          9.0600           18,120